Exhibit 22.1

The following subsidiaries of MercadoLibre, Inc. may be guarantors of debt securities issued by MercadoLibre, Inc.:

Name of the entity	State or other jurisdiction of incorporation or organization
MercadoLibre S.R.L.	Argentina
Mercado Livre Brasil Ltda. (formerly eBazar.com.br Ltda.)	Brazil
MercadoLibre Chile Ltda.	Chile
MercadoLibre Colombia Ltda.	Colombia
DeRemate.com de México, S. de R.L. de C.V.	Mexico
MP Agregador, S. de R.L. de C.V.	Mexico
MPFS, S. de R.L. de C.V.	Mexico